Name
Address
City
Country

                                      PROXY
                                   ACERGY S.A.

     Proxy Solicited on behalf of the Board of Directors of the Company for
                  Extraordinary General Meeting August 4, 2009

The undersigned hereby authorize DnB NOR Bank ASA to constitute and appoint Sir Peter Mason K.B.E., Jean Cahuzac, Stuart Jackson, Johan Rasmussen, Jean-Paul Reiland, Jean Hoss and Philippe Hoss, and each of them, his true and lawful agent and proxy, with full power of substitution in each, to represent the undersigned at the Extraordinary General meeting of Shareholders of ACERGY S.A., to be held at the offices of SGG S.A., 412F, route d'Esch, L-2086 Luxembourg on Tuesday August 4, 2009 at 2:00 p.m. Local Time, and at any adjournments thereof, on all matters coming before said meeting.

The Board of Directors of the Company recommends that you vote in favour of the proposals to be considered at the Meeting.

9.                                                       FOR          AGAINST        ABSTAIN
-----   ------------------------------------------   ------------   ------------   ------------
        To approve to renew article 5 of the
        Articles of Incorporation and grant
        authority to the Board of Directors to
        issue new shares and not to offer such
        shares to existing shareholders on a
        pre-emptive basis as proposed by the Board
        of Directors in the notice.

10.                                                      FOR          AGAINST        ABSTAIN
-----   ------------------------------------------   ------------   ------------   ------------
        To authorise the Board of Directors of the
        Company to cancel shares which have been
        bought back or which may be bought back
        from time to time by the Company or any
        indirect subsidiary thereof as the Board
        of Directors sees fit and to make all
        consequential changes to the Articles of
        Incorporation to reflect the cancellation
        in the number of issued Common Shares.


Signature(s)                                               Date:
            -------------------------------                     ----------------

          Note: Please sign exactly as name appears above. Joint owners should each sign. When signing as attorney, executor, administrator or guardian, please give full title as such.

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